ADELT DESIGN, INC.
3217 South Orchard Street
Salt Lake City, UT 84106

July 13, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	ADELT DESIGN, INC. Amendment No. 1 to Registration Statement on Form S-1 Filed on June 3, 2011 File No. 333-174705

Attention:  Charles Lee of H. Christopher Owings’ office

To Whom It May Concern:

Please find enclosed our changes to ADELT DESIGN, INC.’s Registration Statement filed on June 3, 2011.

General

1.  Based on the factors noted below, it appears that you are a blank check company, as defined in Securities Act Rule 419. Please revise the registration statement to comply with Securities Act Rule 419 and prominently disclose that you are a blank check company. Please also disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company or to change your management.

● You are a development stage company and shares of your common stock are “penny stock,” as defined by Exchange Act Rule 3a51-1.

● You have not generated any revenues to date.

● You have conducted very limited operations since your inception.

● You will be unable to implement your business plan without substantial additional funding.

We acknowledge the Commission’s comments but respectful state that the Company believes that it is not a blank check company, as defined in the Securities Act Rule 419.  The Company believes that, although it is a development stage company, it does in fact have a specific business plan or purpose, as evidenced by its declarations of how it will begin its operations in its registration statement, and has not indicated in its registration statement that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. As a result, under Rule 419(a), the Company believes that it does not qualify as a blank check company. In addition, no where in rule 419 does it state that a blank check company is defined as: (1) having not generated any revenues to date; (2) having conducted very limited operations since inception; and (3) unable to implement its business plan without substantial additional funding.

2.  Please revise your prospectus to remove all plural references to shareholder, officer and director, considering you have only one of each.

We acknowledge the Commission’s comment and have removed throughout all plural references to shareholder, officer and director as the Company only has one.

Forepart of the Registration Statement

3.  We note that you have indicated on the forepart of the registration statement that the securities will be offered pursuant to Securities Act Rule 415. However, the offering does not qualify for any of the scenarios set forth in Securities Act Rule 415(a) (1). Please revise accordingly.

We acknowledge the Commission’s comment and have deleted in the forepart of the registration statement that these securities will be offered pursuant to Securities Act Rule 415 as this offering does not qualify for any of the scenarios set forth in Security Act Rule 415 (a) (1).

Overview, page 2

4.  You indicate here and elsewhere in your prospectus that you are “not offering the product to anyone at this time.” It is unclear whether you have any prior experience making the product you intend to sell and, if not, why you have determined to sell this particular product and how you believe you will generate revenues. Considering your product requires specialized expertise and will involve customization, please revise to discuss your experience in making this product or clearly state that you have none.

We acknowledge the Commission’s comment and have included a declaration concerning Mr. Adelt’s experience in making the carpet binding art on, or about, page 2.

Mr. Adelt has been making carpet binding art since 1985, and has been gifting his products to numerous individuals in the Salt Lake City, Utah area since then.  Due to the reaction he has received to his carpet binding art over the years, the Company believes that it can generate significant sales of its product.

The Offering, page 3

5.  You indicate here and elsewhere that there is a “minimum number of shares to be offered per investor” of 100. Please remove this reference or tell us why you believe it is necessary.

We acknowledge the Commission’s comment and have deleted the reference that there is a “minimum number of shares to be offered per investor” of 100 throughout.

Risks Related to the Industry, page 9

6.  Please revise to consolidate risk factors that discuss similar risks. For example, the second risk factor on page 5 describes substantially the same risk as the second risk factor on page 7.

We acknowledge the Commission’s comment and have deleted the risk factor on, or about, page 5 as being duplicative of the risk factor on, or about, page 7.  We have moved the risk factor on, or about, page 7 to page 5.

Risks Related to the Industry, page 9

7.  The risk factors in this subsection relate more to you than your industry. Please move such risk factors to an appropriate subsection.

We acknowledge the Commission’s comment and have remove the first risk factors on, or about, page 9 to the subsection Risk Related to Our business.

Special Note Regarding Forward-Looking Statements, page 11

8.  Please clarify what the Share Exchange referred to in the first paragraph, second sentence.

We acknowledge the Commission’s comment and deleted the reference to Share Exchange as it is not material to the Company’s registration statement.

Determination of Offering Price, page 12

9.  Please revise the statement in the second paragraph, first sentence that you “will be filing to obtain a listing on the OTCBB.” As you disclose in the immediately following sentence, quotation on the OTCBB requires a market maker to file an application on your behalf and does not involve a filing by you.

We acknowledge the Commission’s comment and have revised the statement in the first sentence of the second paragraph of the Heading Determination Of Offering Price on, or about, page 12 to be consistent with the second sentence of the aforementioned paragraph.

Although our common stock is not listed on a public exchange, we will have a market maker file to obtain a listing on the OTCBB concurrently with the filing of this prospectus. In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock.

Selling Security Holder, page 12

10.  Please reconcile the disclosure in footnote (1) that Larry A. Adelt acquired his shares on May 31, 2011 with the disclosure elsewhere in the registration statement that he acquired such shares on May 15, 2011.

We acknowledge the Commission’s comment and have revised the disclosure in footnote (1) of the selling securing holder acquisition of his shares on May 31, 2011.  The Company has also revised throughout for consistency.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 14

Overview, page 14

11.  Throughout this filing you refer to the need to obtain additional financing in the amount of $75,000, however, your disclosures of how you anticipate raising this amount appear inconsistent and/or incomplete. In this regard, we noted references to the issuance of equity securities and debt instruments and a loan from Mr. Adelt. Please revise to consistently disclose how you anticipate raising $75,000. In doing so, please revise to state whether Mr. Adelt has agreed to loan to you any money and disclose any limitations on the amount he has agreed to lend.

We acknowledge the Commission’s comment and have revised throughout for consistency that we anticipate raising the $75,000 by the issuance of equity securities and debt instruments.

We have started some of the activities, by developing the art picture and carpet binding and creating the initial marketing material but the marketing completion cannot occur without the raising of additional funds in the amount of $75,000 through debt instruments such as bank loans, or private financing.  The Company does not expect to run out of money, as Mr. Adelt has agreed to fund the Company, through an oral agreement until such time as the Company raises $75,000. Mr. Adelt, however, is under no legal obligation and/or duty to do so.  Additionally, although there is an oral agreement between the Company and Mr. Adelt to fund the Company until such time as the Company raises $75,000, Mr. Adelt has not agreed to fund any specific amount to the Company

12.  Reference is made to the fifth paragraph on page 15 in which you disclose that salaries are being accrued. Please reconcile this statement to the disclosure in the seventh paragraph on page 24 that Mr. Adelt, the sole employee, does not receive a salary.

We acknowledge the Commission’s comment and have deleted the disclosure on, or about, page 15 that Mr. Adelt’s salary is being accrued to reconcile with the disclosure in the seventh paragraph on page 24 that Mr. Adelt does not receive a salary.

13.  Reference is made to the eighth paragraph on page 24 in which you disclose that once you raise $75,000 in capital, Mr. Adelt will draw a salary of $2,000 per month. Please tell us, and disclose, how this salary is considered in your operating plan disclosure discussed in the bullet points at the bottom of page 15 and elsewhere in the filing.

We acknowledge the Commission’s comment and have disclose throughout that once we raise $75,000 in capital, Mr. Adelt’s salary will be drawn from: program administration and working capital expenses until such time as there are sufficient sales to cash-flow operations will cost the Company at least $15,000. This is the necessary working capital to fund operations, and pay Mr. Adelt’s salary.

Description of Business, page 21
Description of Products, page 22

14.  Please discuss the materials required for you to manufacture carpet binding art and the sources for such materials. See Item 101(h) (4) (v) of Regulation S-K.

We acknowledge the Commission’s comment and have included the Subsection what materials are required for the manufacture of carpet binding art and the source of such materials on, or about, page 22.

Larry A. Adelt, CEO and Director of Adelt Design, Inc, came up with the idea over the last year of what he believes will be a successful carpet binding art product. Fashioning carpet into custom carpet binding art requires various dyes (the same acid based dyes used by the mills) until the desired tones and shading are obtained.  Additionally, Mr. Adelt uses fine white wool or other blended carpet to fashion his carpet binding art. It also requires tools to cut whatever feature is necessary to make the necessary cuts into the carpet.   All the required items listed above to manufacture the Company’s carpet binding art can be obtain from wholesale suppliers throughout the United States.

The Carpet Binding Art Industry, page 23

15.  Please revise the discussion of your competition in this subsection to address the competitive business conditions that you face. Such discussion should expand beyond a statement that you are not aware of another company and/or individual that produces customized carpet binding art. For example, if you consider your products to be within the market for home furnishing products or collectible items, then please discuss the competitive business conditions within those markets. See Item 101(h) (4) (IV) of Regulation S-K.

We acknowledge the Commission’s comment and have revised on, or about, page 23 the disclosure of the Company’s competition, if any, within the collectible items market.

Competition:

Adelt Design, Inc. is not aware of any companies and/or individuals who produce customized carpet binding art.  As a result, the Company believes that this product falls within the purview of a collectible item.  As such, collectible items are subject to the vagaries of the collectible items market which range from multiple items that are purchased by collectors and/or sought after in the market. Adelt Design’s carpet binding art can be customized for a purchaser’s personal use or for corporate use. Unlike portraits and other subjects done simply with inlays, Adelt Design, Inc.’s carpet binding art begins with a detailed sketch of a photo of the carpet binding art subject.  The sketch shows every cut that will have to be made in the carpet, such as the eyes, nose, mouth, and other features.  Following the sketch, Mr. Adelt hand carves and crafts all the features through repeated carving and applications of various dyes (the same acid based dyes used by the mills), until the desired tones and shading are obtained.

Advantages of Competitors over us:

Adelt Design, Inc. is not aware of any companies and/or individuals who produce customized carpet binding art in any manner similar to us. Consequently, the Company believes that Competitors have no distinct advantage over the Company in the collectible items market.

Management Biographies, page 25

16.  Please revise Larry Adelt’s biography to comply with Item 401(e)(1) of Regulation S-K, including without limitation a discussion of the nature of his responsibilities as an independent contractor at Carpet One-Giant One, the principal business of Carpet One-Giant One and Mr. Adelt’s specific experience, qualifications, attributes or skills that led to your conclusion that Mr. Adelt should serve as your director.

We acknowledge the Commission’s comment and have revised Mr. Adelt’s biography to include his responsibilities as an independent contractor at Carpet One-Giant One, and the principle business of Carpet One-Giant One.  Additionally, we have provided his experience, qualifications, attributes and/or skills that has led the Company to the conclusion Mr. Adelt should serve as the Company’s director.

Mr. Larry A. Adelt joined Adelt Design in 2011as President and CEO, to provide his professional experience, expertise gained over the past ten (10) years carpet binding for Carpet One- Giant One as a independent contractor. His responsibilities as an independent contractor of Carpet One-Giant One are the binding of carpet to wall covering (meaning the strip that comes from the carpet to the first four to six inches of the bottom of a wall). This application is utilized both in commercial and residential settings.  Carpet One-Giant One is a western chain of stores who sell carpet, vinyl and tile and have independent contractor, such as Mr. Adelt, install these various items both in commercial and residential settings.

Mr. Adelt is considered a specialist in his field, which is carpet binding. Consequently, the Company believes that Mr. Adelt’s professional experience, expertise gain over the last ten (10) years as an independent contractor for Carpet One-Giant One binding carpet to wall covering makes him particularly qualified to serve as the Company’s director.

Interest of Management and Others in Certain Transactions, page 28

17.  We note the disclosure in Note 3 to Financial Statements that Larry Adelt provided an advance of $100 in cash to you. Please disclose in this section the information required by Item 404(c)(1) of Regulation S-K with respect to such transaction.

We acknowledge the Commission’s comment and have disclosed on, or about, page 28 in the heading Interest of Management and Others in Certain Transaction that Mr. Larry Adelt did provide an advance of $100 to the Company.

As of the date of this prospectus, apart from an advance of $100 by Mr. Larry Adelt to the Company, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

Description of Securities to be Registered, page 29

Preferred Stock, page 30

18.  We note the statement that you are authorized to issue 10,000,000 shares of “blank check” preferred stock that may be divided into any number of series as your directors may determine. We also note that section 3 of your charter designates 10,000,000 shares of Class A Preferred Stock. Please revise the disclosure in this subsection to match the capital structure established by your charter. Please also disclose any material limitations or qualifications imposed by your Class A Preferred Stock on your common stock. Please also file any agreement that designates the rights of the Class A Preferred Stock. See Items 202(a)(4) and 601(b)(4) of Regulation S-K.

We acknowledge the Commission’s comment and have revised the disclosure on, or page, 30 concerning 10,000,000 shares of “blank check “ preferred stock to match the capital structure established by our charter.  We have also have disclosed any material limitations or qualification imposed by our Class A Preferred Stock on our common stock.  Since we have no Class A Preferred Stock issued and outstanding as of the date of this filling, the Company has not filed any agreement that designates the rights of the Class A Preferred Stock.

Preferred Stock

We are authorized to issue 10,000,000 shares of Class A Preferred Stock, $0.001 par value per share. Class A Preferred Stock’s dividend will be paid out before the Company pays out dividends to the Company’s common stockholders, and Class A Preferred Stock will not have voting rights. Additionally, Class A Preferred Stock shareholders will have priority over common stockholders on earnings and assets in the event of liquidation of the Company. As of the date of this filing, we do not have any Class A Preferred Stock issued and outstanding. Preferred Stock may be divided into any number of series as our directors may determine from time to time. Our directors are authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly issued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. As of the time of this filing we have no Preferred Stock issued and outstanding.

Financial Statements, page F-1

Statement of Cash Flows, page F-5

19.  Referencing ASC 230, please tell us why the related party advance proceeds are classified as cash provided by operating activities.  In doing so, please tell us why your consideration of classifying the proceeds as cash provided by financing activities pursuant to ASC 230-10- 45-14b.

We acknowledge the Commission’s comment and have provided information classifying the proceeds as cash provided by financing activities pursuant to ASC 230-10- 45-14b on F-5.

Note to Financial Statements, page F-6 Note 2  Going Concern, page F-8

20.  Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant’s viable plans to overcome such difficulties. Please revise your disclosure to include more detailed disclosure of your viable plans to overcome such difficulties or tell us why you believe your current disclosure is adequate. Refer to Section 607.02 of the Financial Reporting Codification.

We acknowledge the Commission’s comment and have revised our disclosure to include more detailed disclosure of our viable plans to overcome such difficulties as per Section 607.02 of the Financial Reporting Codification.

Item 14. Indemnification of Directors and Officers, page II-1

21.  Please revise the reference to Article VII of your Articles of Incorporation, as such provision does not discuss indemnification of directors and officers.

We acknowledge the Commission’s comment and have revised Article VII of the Company’s Articles of Incorporation to include a discussion of the indemnification of directors and officers.

Item 16. Exhibits, page II-2

22.  Please disclose that the consent of counsel has been filed as an exhibit to the registration statement. You may identify that the consent is included in counsel’s opinion that is filed as an exhibit to the registration statement. Please provide a similar disclosure in the Exhibit Index on page II-4. See Securities Act Rule 436(a) and Item 601(b)(23) of Regulation S-K.

We acknowledge the Commission’s comment and have included the disclosure that consent of counsel has been filed as an exhibit to the registration statement.  Consent is included in counsel’s opinion that is filed as an exhibit to the registration statement on Item 16 on page II-2 and on page II-4.

Item 17. Undertakings, page II-2

23.  Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. If you intend for the offering to be pursuant to Securities Act Rule 415, then please also provide the other applicable undertakings in Item 512(a) of Regulation S-K.

We acknowledge the Commission’s comment and have include items 512 (a) and 512(a)(5)(ii) of Regulation S-K in item 17.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(6) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Exhibit 5.1

24.  Please clarify in the first paragraph that BK Consulting & Associates, P.C. has served as counsel to you.

We acknowledge the Commission’s comment and have clarified in the first paragraph of Exhibit 5.1 that BK Consulting & Associates, P.C. has served as counsel to the Company.

You have requested that we furnish you our legal opinion with respect to the legality of the following described securities Adelt Design, Inc. (the "Company") covered by the Registration Statement on Form S-1 (the "Registration Statement"), filed on May 25, with the Securities and Exchange Commission which relates to the resale of 8,000,000 shares of common stock, $0.001 par value (the "Shares") of the Company. BK Consulting & Associates, P.C. , through its General Counsel, Steven M. Sager, has served as counsel to the Company

Closing Comments

Based on the Company’s amendments to its S-1 filing dated June 3, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

          /s/ Larry Adelt
Larry Adelt

President and Chief Executive Officer

ADELT DESIGN, INC.